Exhibit 2.2

AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION

This Agreement (hereinafter the “Agreement”) is entered into effective as of this 30th day of June, 2004, by and among Shiprock, Inc., a Nevada corporation (hereinafter “Shiprock”); Shiprock Subsidiary, Inc., a Delaware corporation (hereinafter “Shiprock Sub”); Tommy J. Gropp, a principal stockholder and a director of Shiprock and a director of Shiprock Sub (hereinafter “Gropp”); Michael Artis, a principal shareholder of Shiprock (“Artis”); and Duska Scientific Co., a Delaware corporation (hereinafter “Duska”).

RECITALS

A. Shiprock, Shiprock Sub, Gropp and Duska previously entered into an Agreement and Plan of Reorganization dated as of February 2, 2004 (the “Merger Agreement”). Any capitalized terms used in this Agreement that are not defined in this Agreement shall have the same meaning ascribed to those terms in the Merger Agreement.

B. The parties desire to amend the Merger Agreement in the manner set forth in this Agreement.

C. The parties desire to provide certain registration rights for, and to provide certain restrictions on the sale of shares of Shiprock common stock owned by, Gropp and Artis.

NOW, THEREFORE, for the mutual consideration set out herein, and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Closing Date for Merger. The parties hereby amend Section 15(c) of the Merger Agreement to extend the date by which the closing conditions set forth in Sections 8 and 9 of the Merger Agreement must be met or waived from April 15, 2004 to August 31, 2004.

2. Duska Capitalization. The parties hereby agree, that prior to the Closing and after the Stock Split (but before taking into account the Financing), Duska shall have 14,060,292 shares of common stock outstanding, together with options to purchase 4,965,000 shares of Duska common stock and warrants to purchase 4,733,292 shares of Duska common stock. The parties hereby further agree that, pursuant to the Financing, Duska may issue up to an additional 4,250,000 shares of its common stock and warrants to purchase up to an additional 4,250,000 shares of its common stock and may issue additional warrants to purchase shares of Duska common stock to placement agents who participate in the Financing.

3. Stock Option Grant to Triax. The parties hereby agree that Shiprock shall be permitted to grant Triax Capital Management, Inc. a three- year stock option to purchase 25,000 shares of Shiprock common stock at $1.00 per share and a three-year stock option to purchase 25,000 shares of Shiprock common stock at $2.00 per share, with both options to vest upon the Closing.

4. Registration Rights. Gropp and Artis hereby acknowledge and any of their transferees will acknowledge that they may be deemed to be “underwriters” (within the meaning of federal securities laws) with respect to any sale or transfer of shares of Shiprock common stock following the Closing, and, therefore, their shares of Shiprock common stock can only be sold pursuant to an effective registration statement under the Securities Act. The parties agree that Shiprock shall file a registration statement (the “Registration Statement”) covering all of the common stock of Shiprock owned by Gropp (320,000 shares) and Artis (500,000 shares) after the Closing but on or before October 30, 2004 and shall use its commercially reasonable efforts to cause the Registration Statement to become effective and to remain effective for at least a one-year period following the date of its effectiveness. The parties hereby further agree that the Registration Statement may also include the shares issuable upon exercise of the warrants issued by Duska in the bridge and private placement financings effected by Duska prior to or concurrent with the Closing, irrespective of whether the trading price of Shiprock’s common stock has reached the level set forth as a requirement for Shiprock to register those shares under the terms of those warrants and may also include additional shares of Shiprock’s common stock issued to Duska’s EXISTING shareholders in the Merger, in such amounts as Shiprock’s Board of Directors after the Closing shall determine in its sole discretion. Gropp and Artis and or their transferees shall enter into a registration rights agreement that contains customary provisions covering such matters as black-out periods and indemnification that shall be acceptable to Duska but shall be no more restrictive of Gropp’s and Artis’ ability to sell their shares under the Registration Statement than the restrictions imposed on the other Duska shareholders referred to in the preceding sentence.

5. Terms of Merger Agreement. Except as otherwise specifically modified by the terms of this Agreement, all of the terms (including the covenants, representations and warranties) of the Merger Agreement shall continue in full force and effect.

6. Miscellaneous.

6.1 Further Assurances. At any time, and from time to time, after the date of this Agreement, each party will execute such additional instruments and take such action as may be reasonably requested by any other party to confirm or perfect title to any property transferred hereunder or otherwise to carry out the intent and purposes of this Agreement.

6.2 Waiver. Any failure on the part of any party hereto to comply with any of its obligations, agreements or conditions hereunder may be waived in writing by the party (in its sole discretion) to whom such compliance is owed.

6.3 Amendment. This Agreement may be amended only in writing as agreed to by all parties hereto.

6.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been given if delivered in person or sent by prepaid first class registered or certified mail, return receipt requested to the last known address of the noticed party.

6.5 Headings. The section and subsection headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

6.6 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.7 Binding Effect. This Agreement shall be binding upon the parties hereto and inure to the benefit of the parties, their respective heirs, administrators, executors, successors and assigns.

6.8 Entire Agreement. This Agreement constitutes the entire agreement of the parties covering everything agreed upon or understood in the transaction. There are no oral promises, conditions, representations, understandings, interpretations or terms of any kind as conditions or inducements to the execution hereof.

6.9 Severability. If any part of this Agreement is deemed to be unenforceable, the balance of the Agreement shall remain in full force and effect.

6.10 Applicable Law. This Agreement shall be construed and governed by the internal laws of the State of Delaware.

6.11 Jurisdiction and Venue. Each party hereto irrevocably consents to the jurisdiction and venue of the state or federal courts located in Los Angeles County, State of California, in connection with any action, suit, proceeding or claim to enforce the provisions of this Agreement, to recover damages for breach of or default under this Agreement, or otherwise arising under or by reason of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

SHIPROCK SUBSIDIARY, INC.		SHIPROCK, INC.

By:	/s/ Tommy J. Gropp	By:	/s/ Tommy J. Gropp
	Tommy J. Gropp		Tommy J. Gropp
	President		President

	/s/ Tommy J. Gropp	DUSKA SCIENTIFIC CO.
Tommy J. Gropp
		By:	/s/ A. Pelleg
	/s/ Michael Arits		Amir Pelleg, Ph.D.,
	Michael Artis		President